

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 27, 2016

Via E-mail
Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

> **Re:** **Exactech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed April 29, 2016**
> **File No. 000-28240**

Dear Mr. Phillips:

We have reviewed your August 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to our July 25, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Excess and Obsolete Inventories, page 39

1. In future filings, please further revise your proposed disclosure in response to comment 1 to adequately explain the process you use to record inventory at the lower of cost or market as discussed in response to comments 5, 6, and 7. For example, we note that in

applying the lower of cost or market concept you do not apply it on an item-by-item basis but instead you combine inventory into groups. You should discuss the groupings and how you determine them as well as how you determine the write-down for slow moving items, including any significant assumptions in that estimate.

2.   We note your response to comment 3. Please quantify for us the amount of inventory that you maintain in material locations. Tell us whether your inventory locations with the largest quantity would also be the locations with the largest dollar amount of inventory. As part of your response, please include a table of the separate locations and the related inventory amounts. Also explain the frequency of any inventory counts and quantify the amount of your inventory that was physically counted during 2015. Explain how you monitor and control the inventory at any remaining locations, other than material locations.

3.   For any products that you track via unique serial numbers, please explain whether and how you monitor the aging of these components until their respective expiration dates. To the extent that you have an aging for these products, please provide us with a summary of the aging by significant type as of December 31, 2015.

4.   To the extent that any of your products do not have unique serial numbers or other unique identifiers, please explain your internal controls for performing physical counts of this inventory.

5.   Please explain how your internal controls consider any conflicts of interest in determining the personnel assigned to perform physical inventory counts. That is, explain the extent to which you assign people to count the inventory that are separate from those responsible with maintaining the inventory.

6.   To the extent that you use cycle counts, please explain the internal control procedures you use to ensure that the inventory balance at year end is accurate and complete.

7.   In addition, please describe to us in further detail your internal control over financial reporting policies and procedures that relate to inventory that might become lost, damaged, opened, or utilized on a regular basis during the year.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventories, page 51

8.   In response to the third bullet of comment 5, you told us that since you maintain an inventory allowance, you believe it is appropriate to continue to provide the information in Schedule II – Valuation and Qualifying Accounts. Please note that amounts recorded

in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments of inventory rather than true "reserves." In light of your responses to our comments, and the guidance in ASC 330-10-35-14 and SAB Topic 5.BB, we reissue the comment. In future filings remove the information relating to the inventory allowance from Schedule II – Valuation and Qualifying Accounts.

9.   You told us in response to comment 5 that you view the product grouping, for example abc joint system, as the appropriate level to conduct your lower of cost or market analysis and, at the product grouping level, you do not typically identify lower of cost or market issues until such systems become obsolete. Please respond to the following:

- Tell us why you did not apply the lower of cost or market method on an individual item-by-item basis. Refer to ASC 330-10-35-8.
- Describe to us in further detail the levels at which items are grouped for purposes of your analysis under ASC 330-10-35 and provide detailed examples. To the extent that your analysis is not done at the lowest level of grouping, please explain why. Also explain how you considered the location of the items in your analysis.
- Explain why your groupings are reasonable and represent like items and whether the method clearly reflects periodic income. Refer to ASC 330-10-35-1 through 35-11.
- Explain to us how you ensure that losses on some items or groupings are not being improperly offset by profits on others.

10.   You also told us that you maintain an allowance for slow moving product that estimates the amount of that product that will become obsolete upon product line discontinuance. With respect to this allowance, please respond to the following:

- Explain to us the accounting guidance you follow under U.S. GAAP to determine this allowance. We note from your response that you do not typically identify lower of cost or market issues until such systems become obsolete and that this allowance is in addition to that analysis.
- Provide us with a detailed example of your calculation of the allowance. Include an explanation of the basis for any significant assumptions.
- Explain to us the level at which you calculate the allowance. For example, tell us whether you calculate the allowance by looking at each product type held at each location.
- Tell us the level at which you determine the expected life and how often you update the estimate. Provide a detailed example.
- Tell us why you believe your calculation of the allowance is reasonable since it only considers historical sales and not forecasted sales.
- You told us that recoveries to this allowance may result when historical sales increase or when the estimated life of a product line turns out to be longer than the original estimate. Since we note that under ASC 330-10-35-14 and SAB Topic 5.BB a reduction in the carrying amount of an inventory item from cost to market value at the

end of a fiscal year is viewed as creating a new cost basis for the item, tell us how your recoveries are consistent with that guidance.

- Provide your analysis of why the application of the allowance results in a method that most clearly reflects your periodic income. That is, explain to us whether and how your allowance results in recognizing the cost of acquiring and maintaining the larger pool of inventory as part of the cost of sales when each product is sold (i.e., the cost of acquiring and maintaining extra sizes is recognized in the income statement as the income is earned).

11.   We note from your response to comment 6 that any damage to implant packaging would result in return for review and possible repackaging. Please explain to us how you account for repackaging costs.

12.   We note from your response to comment 6 that consigned surgical instrumentation is monitored by your representatives and hospital staff. Please explain to us your internal control over financial reporting policies and procedures related to consigned surgical instrumentation that becomes damaged or lost throughout the year.

13.   We note from your response to comment 7 that you determine non-current inventory using forecasted cost of goods estimated to be sold over the next 12 months, on a total inventory basis. Please explain to us why you do not also use historical information, which is available on a lower level basis, consistent with the information utilized for your slow moving and obsolete inventory analysis. Since you do not perform an analysis by item, it appears that there is a risk that the amounts allocated in each category are misstated. For example, if all your inventory consisted of infrequently sold sizes, your allocation method would still allocate a portion of that inventory to current. Please tell us how your analysis considers this risk and ensures that the amounts allocated are reasonable.

14.   In response to comment 7, you told us that you expect the majority of the non-current inventory value to be sold between two to five years. However, you noted that because it includes the slow moving inventory that is expected to be sold prior to obsolescence, a smaller portion could take ten to fifteen years to sell. Please explain how you determined the periods of time required to sell the inventory if you do not even know the items included in noncurrent inventory.

15.   Also, we note that similar to your response to comment 7 you disclose that at certain times, as you stock new subsidiaries, add consignment locations, and launch new products, the level of inventory can exceed the forecasted level of cost of goods sold for the next twelve months and you classify your estimate of this inventory as non-current. Please tell us why you disclose that this only occurs at certain times since we note that you have had a substantial amount of non-current inventory in each period presented.

16.   Given your responses to our comments on your inventory policies, please revise future filings to more clearly explain your policies and procedures for inventory similar to your responses. Please also tell us how you considered ASC 330-10-50-6 and ASC 330-10-55-8 in determining the disclosures you provided related to the significant estimates related to your inventory.

Property and Equipment, page 51

17.   We note from your response to comment 8 that you find it impractical to quantify the gross amount and you are unable to accurately identify the net amount of internally used instruments. Please clarify for us how you are able to value an estimate of between 1% and 2% of gross capitalized instruments.

18.   We also note from your response to comment 8 that your surgical instruments are not separately identified. Similarly, in response to comment 9 you set forth that surgical instruments are not separately identifiable and it is not possible to distinguish between new or used instruments. Please explain to us how you were able to establish historical experience for a useful life given the noted factors. Please provide us a detailed analysis to support your seven-year useful life.

19.   Also in response to comment 9 you told us that instruments that are sold can be new or formerly used instruments but for accounting purposes you treat all sales of instruments as inventory sales. You also told us that you sold $5.2 million of instruments for each of the two years ended December 31, 2015 and 2014, and $3.7 million for the year ended December 31, 2013. Please tell us how you determine the proper amount to include in cost of goods sold for the inventory. For example, it appears that you sometimes sell surgical instruments that were previously depreciated as property and equipment.

20.   Also, since you maintain in current inventory the estimated value of instrumentation you expect to sell over the next twelve months, please tell us why in response to comment 11 you indicated that you only have $2.4 million of this inventory as of December 31, 2015, given that sales in 2015 were $5.2 million.

21.   In response to comment 9 you set forth that you sell instruments to the independent international distributors. Please clarify whether you also loan instruments internationally.

22.   In response to comment 10 you set forth that instruments are consigned and loaned only to your agent representatives who maintain control and responsibility of the surgical instruments, but your response to comment 6 sets forth that surgical instruments are maintained at hospitals for surgeries. Please clarify how control and responsibility is maintained at the hospitals by your representatives.

23.   Please explain to us how you account for sterilization, shipping and related costs of loaned surgical instruments, and tell us the amount of these costs for the periods presented and where these costs are located in your financial statements.

24.   We note from your response to comment 12 that you have $123.5 million, as revised, in cost basis of surgical instruments included in property and equipment as of year-end and these instruments are likely to become part of your loan program. Considering these instruments may be used multiple times throughout the year, as set forth in response to comment 10, it appears that this amount of instruments is significant relative to the annual revenue that is generated. For example, we note that total revenue in 2015 was $241.8 million. To help us understand this comparison, please describe to us (i) the types of instruments that are loaned for a typical surgery, (ii) the approximate range of costs of loaned instruments that are used at a surgery, (iii) the approximate number of times instruments can be used, and are typically used, per year, and (iv) the range of revenues you record per surgery.

25.   Similarly, we note that you have acquired $106.9 million of surgical instruments over the past seven years that were capitalized as property and equipment based on the amounts included in your discussion of depreciation expense in MD&A in those years; instruments which have a seven year useful life. As part of your response, please also discuss why the amount of surgical instruments at December 31, 2015 is greater than this amount.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 1. Financial Statements

Note 1. Basis of Presentation, page 6

26.   In response to comment 12 you set forth that you reclassified certain instruments from inventory to property and equipment. Please explain to us how you considered ASC 250-10-45 and 10-50 as it relates to your accounting and presentation, including whether this change represents a change in accounting principle. Also refer to exhibit 18 of Item 601 (b) of Regulation S-K.

27.   In addition, your disclosure sets forth that the reclassified surgical instrumentation was not yet placed in service. Please reconcile that determination with your responses to comments 8 and 9 which set forth that surgical instruments are not separately identifiable and it is generally not possible to distinguish between new or used instruments. Please provide us a table of your reclassified surgical instruments including dates of acquisition and related amounts in determining the amount of the reclassification.

You may contact Michael Fay at (202) 551-3812 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery